EXHIBIT 2.6

Notarial deed No. _________

transacted before me, the undersigned German notary

Dr. Rainer Kluge

with public office in Düsseldorf

in the offices of White & Case, Feddersen, Jägerhofstraße 29, where I went on request of the participants.

This 11 October 2003

there appeared before me

1.  Mr. Klaus Esser, born on 29 February 1952, having his residence at Gerkerath 82, 41179 Mönchengladbach ("Mr. Esser"),

 acting

 a)  in his own name and on his own behalf; and

 b)  in his capacity as managing director (Geschäftsführer) of POLO EXPRESSVERSAND Gesellschaft für Motorradbekleidung und Sportswear mbH, Reisholzer Werftstraße 19, 40589 Düsseldorf, registered in the commercial register of the local court Düsseldorf under HRB 24077 ("Polo GmbH");

2.  Mr. John L. Flynn, born on 31 March 1946, acting in his capacity as managing director (Geschäftsführer) in the name and on behalf of Fairchild Textil GmbH, with its business address at Kennedydamm 17, 40476 Düsseldorf, registered in the commercial register of the local court in Düsseldorf under HRB 48584 ("FT GmbH") and

The person to 1. is personally known to me, the person to 2. identified himself by passport. The person asked for a notarisation in the English language for which the acting notary is sufficiently qualified. The persons appearing declared:

1.  POLO EXPRESSVERSAND Gesellschaft für Motorradbekleidung und Sportswear mbH & Co. Kommanditgesellschaft is a limited partnership validly existing under the laws of Germany with its registered office in 40589 Düsseldorf, Reisholzer Werftstraße 76, registered at the commercial register of the local court of Düsseldorf under HRA 10751 and with a registered partnership capital (Kommanditkapital) in the nominal amount of DM 80,000.00 ("Polo KG"). Its only managing and general partner is Polo GmbH.

2.  Mr. Esser is a limited partner in Polo KG and a shareholder in Polo GmbH as follows:

 a)  In Polo KG with a registered capital contribution amounting to DM 16,000.00. Mr. Esser and Polo GmbH are of the opinion that Helmet House GmbH which is registered in the commercial register of the local court of Düsseldorf as limited partner of Polo KG with a capital contribution amounting to DM 64,000.00 ("HH Polo KG Participation") has withdrawn from Polo KG as the pledged HH Polo KG Participation may be realized by the pledgee. However, Helmet House GmbH contests the validity of its withdrawal from Polo KG.

 b)  In Polo GmbH with a share amounting to EUR 5,200.00. Up until July 2003 Helmet House GmbH was also shareholder in Polo GmbH with a share of EUR 20,800.00 ("HH Polo GmbH Share"). As according to the opinion of Mr. Esser and of Polo GmbH Helmet House GmbH has withdrawn from Polo KG, the shareholders' meeting of Polo GmbH resolved on 17 July 2003 and, by way of precaution, again on 26 August 2003 to redeem the HH Polo GmbH Share as provided for in the articles of association. The validity of these resolutions is contested by Helmet House GmbH. On 30 September 2003 Mr. Esser deposited the compensation for redemption of the HH Polo GmbH Share in the amount of EUR 20,800.00 at the local court of Düsseldorf under deposit number 4-P21/03.

3.  FT GmbH intends to acquire parts of the business of the insolvent company Eurobike AG and its subsidiaries ("Eurobike Group") and to come to an agreement with the insolvency administrator over the assets of Eurobike AG which will not be included in this notarial deed. FT GmbH intends to conclude the agreement relating to the acquisition of parts of the business of Eurobike Group only after it has entered into this agreement.

Having said this, the parties agree as follows:

§ 1

Object of the Purchase

1.1  Mr. Esser sells to FT GmbH his share in the nominal amount of EUR 5,200.00 in Polo GmbH ("Polo GmbH Share"). FT GmbH accepts such sale. Mr. Esser assigns to FT GmbH the Polo GmbH Share with effect from 2 January 2004 subject to the condition precedent of payment of the purchase price as provided for in sec. 1.3 and delivering the bank guarantee provided in sec. 2.1 (d). FT GmbH accepts such assignment. Should Mr. Esser's participation in Polo GmbH exist in another or higher composition it shall be sold and transferred in such composition at no additional cost.

1.2  Mr. Esser sells to FT GmbH a part of his limited partnership interest in Polo KG in the amount of DM 10,000.00 ("Polo Limited Partnership Interest"). FT GmbH accepts such sale. Mr. Esser assigns to FT GmbH the Polo Limited Partnership Interest with effect from 2 January 2004 subject to the condition precedent of payment of the purchase price as provided for in sec. 1.3, delivering the bank guarantees provided in sec. 2.1 (d) and to FT GmbH being registered as limited partner in the commercial register. FT GmbH accepts such assignment. If Mr. Esser acquires or increases his interest by any additional ownership in a limited partnership interest in Polo KG in excess of DM 16,000.00, Mr. Esser agrees immediately upon request by FT GmbH to transfer such additional ownership to FT GmbH at no additional cost.

1.3  The purchase price for the Polo GmbH Share and the Polo Limited Partnership Interest amounts to EUR 15,000,000.00 (in words: fifteen million) and shall be paid to Mr. Esser on 2 January 2004 ("Payment Date") into the following account

          Sparkasse Neuss

          Bank Code: 305 500 00

          Account No.: 2608800.

1.4  Interest at a rate of 8 % p.a. shall be payable on the purchase price as of the Payment Date.

1.5  The Polo GmbH Share and the Polo Limited Partnership Interest shall be sold and assigned hereunder including all ancillary rights and claims, in particular, without limitation, all voting rights and rights for dividends and all positive balances on Mr. Esser's account maintained by Polo KG. This includes all interests of Mr. Esser in capital reserves (Kapitalrücklagen), if any, and profit reserves (Gewinnrücklagen), if any, of Polo KG and Polo GmbH.

§ 2

Put Option/Call Option

2.1  FT GmbH offers to Mr. Esser to purchase and accept the transfer of the remainder of his limited partnership interest in Polo KG with a nominal value of DM 6,000 effective 2 April 2008 for a purchase price of EUR 12,000,000.00 (in words: Euro twelve million), reduced by an amount equal to any profits distributed on such limited partnership interest since 2 January 2004 and any compensation paid to Mr. Esser under the events enumerated in sub-clause (e) below ("Put Option Price").

 a)  Mr. Esser may accept this offer not later than 2 March 2008. It is validly accepted if the declaration of acceptance is received by a German notary by 2 March 2008 together with a certified copy of this deed. Such notary is instructed to serve the declaration of acceptance on FT GmbH without delay.

 b)  Upon acceptance of the offer under sub-clause (a) above the Put Option Price is payable on 2 April 2008.

 c)  The transfer of the partnership interest to FT GmbH is subject to the condition precedent of payment of the Put Option Price and to FT GmbH being registered in the commercial register as limited partner in relation to the limited partnership interest sold and transferred under this sec 2.1.

 d)  As security for payment of the Put Option Price, FT GmbH shall provide a bank guarantee by a German "Großbank" or "Sparkasse" on 2 January 2004 in favour of Mr. Esser for an amount equal to EUR 12,000,000.00. The bank guarantee shall be payable on demand (auf erstes Anfordern) on or after 2 April 2008 merely upon presentation of the deed of acceptance dated not later than 2 March 2008 as provided for in sub-clause (a) above. In case of a reduction of the Put Option Price below EUR 12,000,000.00 FT GmbH shall be entitled to replace the bank guarantee with a similar bank guarantee as computed above under sec. 2.1.

 e)  FT GmbH agrees that any of the following does not affect Mr. Esser's put option under this sec. 2.1.

     (i)  insolvency filing by Polo KG;

     (ii)  transformation (Umwandlung) of Polo KG under the Transformation Act (Umwandlungsgesetz);

     (iii)  termination/exclusion (Ausschluß) of Mr. Esser from Polo KG;

     (iv)   termination (Kündigung) or dissolution (Auflösung) of Polo KG;

     (v)  any other event which impairs the existence or the value of Mr. Esser's limited partnership interest subject to the put option.

2.2  Mr. Esser offers to FT GmbH to sell and transfer the remainder of his partnership interest in Polo KG with a nominal value of DM 6,000 effective between 1 March 2007 and 2 October 2008 for a purchase price of EUR 12,300,000.00 (in words: twelve million three-hundred thousand), reduced by an amount equal to any profits distributed on such limited partnership interest since 2 January 2004 ("Call Option Price").

 a)  FT GmbH may accept this offer from 1 March 2007 and no later than 2 September 2008. It is validly accepted if the declaration of acceptance is received by a German notary between 1 March 2007 and 2 September 2008 together with a certified copy of this deed. Such notary is instructed to serve the declaration of acceptance on Mr. Esser without delay.

 b)  The Call Option Price is payable 30 days after acceptance of the offer under sub-clause (a) above.

 c)  The transfer of the limited partnership interest to FT GmbH is subject to the condition precedent of payment of the Call Option Price and to FT GmbH being registered in the commercial register as limited partner in relation to the limited partnership interest sold and transferred under this sec 2.2.

2.3  Mr. Esser agrees not to encumber and not to transfer his limited partnership interest in Polo KG with a nominal value of DM 6,000.00 and to transfer said interest in Polo KG free and clear of all encumbrances.

2.4  The limited partnership interest sold and assigned under this sec. 2 shall include all ancillary rights and claims, in particular, without limitation, all voting rights and rights for dividends and all positive balances on Mr. Esser's account maintained by Polo KG. This includes all interests of Mr. Esser in capital reserves (Kapitalrücklagen), if any, and profit reserves (Gewinnrücklagen), if any, of Polo KG.

§ 3

Liability for legal defects

3.1  Mr. Esser guarantees by way of an independent contractual guarantee that all shares and limited partnership interests sold and transferred hereunder and the rights and claims connected therewith are free from encumbrances and rights of third parties and transferable to FT GmbH, provided, however, that Mr. Esser does not guarantee that the consent of Helmet House GmbH is not required.

3.2  Mr. Esser shall indemnify FT GmbH against all claims, liabilities and damage arising in case that contributions (Einlagen) owed in relation to Polo KG and/or Polo GmbH on the shares/limited partnership interests transferred hereunder have not been fully paid (or have been repaid) or may be deemed vis-à-vis creditors of Polo KG and/or Polo GmbH not to have been paid.

§ 4

Covenants

4.1  Between signing of this contract and the Payment Date, Mr. Esser agrees to obtain the prior consent of FT GmbH in connection with any of the following:

 a)  commitments for inventory in excess of EUR 3,000,000.00 per month;

 b)  commitments for capital expenditures in excess of EUR 600,000.00;

 c)  incurring bank debt in excess of EUR 1,000,000.00;

 d)  hiring of any employee with an annual salary in excess of EUR 70,000.00;

 e)  payment of any bonus to employees in excess of amounts accrued on the 30 September 2003 balance sheet;

 f)  adoption of any new benefit plans for employees with an annual cost in excess of EUR 200,000.00;

 g)  purchase of any new product lines from third parties in excess of EUR 200,000.00;

 h)  commitments providing for lease installments exceeding EUR 350,000.00 in the aggregate per year;

 i)  appointment of auditors.

4.2  Mr. Esser agrees that the balance sheet of Polo KG ended 30 September 2003 will be prepared in accordance with the principle of material and formal balance sheet continuity (materielle und formelle Bilanzkontinuität) and will give a true and fair view of the asset, financial and earning situations (Vermögens-, Ertrags- und Finanzlage) of Polo KG as of 30 September 2003.

.

§ 5

Representations and warranties

5.1  Mr. Esser guarantees by way of an independent contractual guarantee within the meaning of section 311 of the German Civil Code that:

 (a)   all information attached hereto as Exhibit 5.1 (a) - (h) is substantially complete and correct; Exhibit 5.1 (a) is a list of shops by location; 5.1 (b) is a list of fixed assets as of 30 September 2003; Exhibit 5.1 (c) is a list of accounts receivables as of 30 September 2003; Exhibit 5.1 (d) is a list of employees as of 30 September 2003; Exhibit 5.1 (e) is a list of the inventory as of 30 September 2003; Exhibit 5.1 (f) is a list of the leases, sub-leases and intellectual property. The above information does not include the usual year-end adjustments.

 (b)   Polo KG has, with the exception of retention of title and security transfers of inventory or receivables and bank pledges, all in the ordinary course of business, clean title to all assets and that the assets are free from rights of third parties;

 (c)  Polo KG's (i) fixed assets are in fair condition, subject to normal wear and tear, (ii) inventory is in fair marketable condition, as reflected in the balance sheet as of 31 August 2003 without the usual year end adjustments attached as Exhibit 5.1 (g) ("Monatsabschluss") (iii) software functions without interruptions or other deficiencies, provided, however, that FT GmbH is aware that Polo KG is currently introducing a new software system and Mr. Esser does not guarantee the operation of the new software system (iv) trade and service marks and other intellectual property have not been challenged by any third party;

 (d)  there is no dispute pending or threatened which, if adversely determined, would materially adversely affect the business of Polo KG;

 (e)   except for liabilities incurred after 31 August 2003 in the ordinary course of the business, no material liabilities as recordable for HGB (Handelsgesetzbuch, German Commercial Code) accounting purposes exist other than those reflected in the Monatsabschluss, provided, however, that the Monatsabschluss does not contain (i) the liability to Helmet House GmbH for compensation for withdrawal (Abfindungsverbindlichkeit) from Polo KG, and (ii) liabilities for shops rented, but not used as set out in Exhibit 5.1 (h);

 (f)  there has been no material breach of any of the agreements, to which Polo KG is a party and all agreements to which Polo KG is a party can be terminated by giving notice of no more than six months unless these agreements have been concluded in the ordinary course of business;

 (g)  all taxes and social contributions to be paid have been paid by Polo KG, all tax returns have been filed with the relevant tax authorities and there have been no deficiencies (Steuerbescheid) asserted by the tax authorities;

 (h)  the balance sheet of Polo KG ended 30 September 2002 attached as Exhibit 5.1 (i) has been prepared in accordance with the principle of material and formal balance sheet continuity (materielle und formelle Bilanzkontinuität) and gives a true and fair view of the asset, financial and earning situations (Vermögens-, Ertrags- und Finanzlage) of Polo KG as of 30 September 2002;

 (i)  since 30 September 2002 the businesses of Polo KG and Polo GmbH have been conducted in the ordinary course;

 (j)  Mr. Esser does not owe any amounts to Polo KG and Polo KG owes no amounts to Mr. Esser except his normal base salary listed in Exhibit 5.1 (d) plus an aggregate bonus amount equal to EUR 375,000.00 for the year ended 30 September 2003.

5.2  Should one or more of Mr. Esser's guarantees in this agreement be incorrect in part or in whole Mr. Esser - irrespective of any culpability of Mr. Esser with respect to the inaccuracy of the guarantee - shall within a reasonable period, however, no later than four weeks after receipt of a corresponding demand by FT GmbH, at the choice of FT GmbH either to restore the required condition (restitution in kind, Naturalrestitution) or by payment of the requisite amount to put FT GmbH in such a position it would have been in had the corresponding guarantee been correct or complete. FT GmbH may demand that payment be made directly to Polo KG.

5.3  Mr. Esser's obligations under this sec. 5 shall be subject to a basket of EUR 100.000,00 and a cap corresponding to EUR 6,500,000.00,. Except for the representation and warranties given under sec. 5.1 (g), the representations and warranties given by Mr. Esser under this sec. 5 survive until 2 January 2006.

5.4  The before mentioned provisions contain an exhaustive regulation of Mr. Esser's liability to FT GmbH under sec. 5. All other legal claims under German law for rescission, impairment or damages for any reason, including but not limited to delay or default, any other violation of this Purchase Contract (positive Vertragsverletzung) or culpa in contrahendo (default at the conclusion of a contract) to the extent permitted by statutory law shall be excluded. Any claims based on a frustration of this Purchase Contract (Wegfall der Geschäftsgrundlage) or based on any other legal reasons shall also be excluded.

5.5  The parties waived according to sec. 14 BeurkG the right to have the Exhibits 5.1 (a) - (i) read out to them. These Exhibits were present and discussed.

§ 6

Conditions Precedent

This Purchase Contract shall be subject to fulfilment of the following conditions precedent:

 (a)  signing of an agreement between FT GmbH and the insolvency administrator over the assets of Eurobike AG on the acquisition of parts of the business of the Eurobike Group by 14 October 2003; and

 (b)  written consent of Helmet House GmbH to the transfer of all limited partnership interests in Polo KG and all shares in Polo GmbH transferred hereunder and waiver by Helmet House GmbH of its pre-emptive right under the articles of association of Polo GmbH.

FT GmbH agrees to provide Mr. Esser no later than 14 October 2003 with evidence that conditions precedent (a) and (b) have been satisfied. If such evidence is not provided, this contract shall be terminated as of 16 October 2003.

The acting notary is instructed to determine the occurrence of the conditions precedent with effect for and against everybody as soon as both parties confirm the occurrence in writing.

§ 7

Consents to transfer of limited partnership interests and shares

7.1  Polo GmbH hereby consents to the transfer of all limited partnership interests transferred hereunder.

7.2  By way of precaution, in case that Helmet House GmbH should still be a limited partner of Polo KG and/or a shareholder in Polo GmbH, Mr. Esser and Polo GmbH hereby consent to the transfer by Helmet House GmbH of its limited partnership interest in Polo KG and of its shares in Polo GmbH to FT GmbH.

§ 8

Non-Competition

8.1  Mr. Esser shall ensure that neither he nor any company which he controls shall, for a period of five years after the date of this Agreement, carry on any activity, that would be in competition with any activity of Polo KG or its successors ("Polo") related to or in connection with design, manufacture, distribution and/or sale of clothing for motorcyclists, helmets and technical accessories for motorbikes and related products ("Relevant Business"), including, but not limited to soliciting, enticing away or seeking to entice away existing customers of Polo, in Germany and shall not be interested in any enterprise (or the business results of any enterprise) which competes with any activity of Polo related to or in connection with the Relevant Business in Germany.

8.2  Mr. Esser shall ensure that neither he nor any company which he controls, for a period of 7 years after the date of this Agreement, directly or indirectly offer employment to, or endeavour to entice away employees or shop partners of Polo except unilateral offers to work for Mr. Esser by such individuals without any initiative on the part of Mr. Esser.

8.3  For each case of a breach by Mr. Esser of his obligations under sec. 8.1 and/or sec. 8.2 FT GmbH shall be, without limitation, entitled to

 (i)   demand specific performance of sec. 8;

 (ii)  recover damages and costs to FT GmbH from Mr. Esser for breach of sec. 8;

 (iii)  request injunctions from appropriate court to enforce sec. 8;

 (iv)  assert any other claims or rights it may have against Mr. Esser in the event of breach of sec. 8.

§ 9
Confidentiality and Press Releases

9.1  Mr. Esser and FT GmbH agree to keep strictly confidential the information obtained by them in connection with the negotiation and conclusion of this Purchase Contract with respect to the respective other Party and its subsidiaries and affiliates. Without limiting the generality of the foregoing, such obligation shall extend to any proprietary information (provided this is not otherwise part of the public domain) relating to the Parties and their subsidiaries and affiliates and their respective businesses, such proprietary information to include all know-how, trade secrets, formulas, bills of materials, names of customers or suppliers, contracts and arrangements with customers or suppliers, joint ventures or third parties, pricing policies, operational methods, marketing plans or strategies or product development techniques, or plans. Mr. Esser and FT GmbH shall treat as confidential the contents of this very Purchase Contract.

9.2  The Parties shall be permitted to disclose information of the nature referred to in sec. 8.1 above to their respective professional advisers and as may be required by any court order or otherwise by any applicable law, or in order to defend or enforce claims directed against or asserted by the disclosing party.

9.3  Other than required by law, neither Party shall make or permit to be made any press release or similar public announcement with respect to any transaction contemplated by this Purchase Contract without the prior consent of the respective other Party which is not to be unreasonably withheld.

9.4  The confidentiality agreement between Mr. Esser and The Fairchild Corporation executed in September 2003 terminates upon this Purchase Contract becoming effective pursuant to sec. 6.

§ 10

Place of Performance and Jurisdiction/ Governing Law

10.1  Düsseldorf shall be the place of performance and jurisdiction for any obligations or disputes arising under this Purchase Contract.

10.2  This Agreement is governed exclusively by and construed in accordance with German law under exclusion of the United Nations Convention on Contracts for the International Sale of Goods.

10.3  The parties hereto undertake to produce a non-binding German language version of this Purchase Contract and the agreements listed in sec. 15 hereof.

§ 11

Severability

11.1  Should any provision of this Purchase Contract be held wholly or in part invalid or unenforceable, or if this Purchase Contract should contain a gap, the validity and enforceability of the other parts shall not be affected thereby. The invalid or unenforceable provision shall be deemed replaced by such valid and enforceable provision which corresponds best to the economic interests of the Parties originally pursued by the invalid or unenforceable provision.

11.2  The above sec. 11.1 shall apply mutatis mutandis in case of an incomplete provision.

§ 12

Further Assurances

Each of the Mr. Esser and FT GmbH will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Purchase Contract.

§ 13

Amendment of the Purchase Contract

Any amendments of or supplements to this Purchase Contract must be in writing unless any other form is imperatively required by law. This shall also apply to the above written form requirement itself.

§ 14

Costs

Except as expressly otherwise stated in this Purchase Contract, each Party shall bear its own costs incurred or to be incurred in connection with this Purchase Contract and its performance. The fees of the notarization and any registration in connection with the conclusion of this Purchase Contract in connection with the conclusion of this Purchase Contract shall be borne by FT GmbH.

§ 15

Additional Agreements

15.1  Mr. Esser and FT GmbH herewith conclude the service agreement attached as Exhibit 15.1.

15.2  Mr. Esser, Polo GmbH and FT GmbH herewith conclude the limited partnership agreement attached as Exhibit 15.2.

15.3  Mr. Esser and FT GmbH herewith conclude the agreement attached as Exhibit 15.3.

This notarial deed and Exhibits 15.1, 15.2 and 15.3 have been read out aloud in the presence of the notary public to the persons appearing and was confirmed and approved by the persons appearing and then signed by the persons appearing and the notary.